SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          (Amendment No. ___)*

                   Daleco Resources Corporation
                           (Name of Issuer)

                   Common Stock ($.01 Par Value)
                  (Title of Class of Securities)

                             23437P109
                          (CUSIP Number)

                         Alfonso C. Knoll,
                   Terra Silex Holding Ltd. Co.
         930 Greenville Road, Denver, Pennsylvania 17517
                          (610) 507-5174
    (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                         with a copy to:
                        David W. Swartz,
                       Stevens & Lee, P.C.
                     111 North Sixth Street
                          P.O. Box 679
                 Reading, Pennsylvania 19603-0679
                         (610) 478-2184

                         August 10, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Terra Silex Holdings Ltd. Co.
          IRS Identification No.:  23-3803092

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          Pennsylvania

7.   Sole Voting Power
          210,000 shares

8.   Shared Voting Power
          15,200 shares

9.   Sole Dispositive Power
          210,000 shares

10.  Shared Dispositive Power
          15,200 shares

11. Aggregate amount beneficially owned by each reporting person
          225,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          5.06%

14.  Type of reporting person*
          OO


                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Leon Prince

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          15,000 shares

8.   Shared Voting Power
          210,200 shares

9.   Sole Dispositive Power
          15,000 shares

10.  Shared Dispositive Power
          210,200 shares

11. Aggregate amount beneficially owned by each reporting person
          225,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          5.06%

14.  Type of reporting person*
          I


                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alexander Maguire

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          0 shares

8.   Shared Voting Power
          225,200 shares

9.   Sole Dispositive Power
          0 shares

10.  Shared Dispositive Power
          225,200 shares

11. Aggregate amount beneficially owned by each reporting person
          225,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          5.06%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alfonso C. Knoll

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          200 shares

8.   Shared Voting Power
          225,200 shares

9.   Sole Dispositive Power
          200 shares

10.  Shared Dispositive Power
          225,000 shares

11. Aggregate amount beneficially owned by each reporting person
          225,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          5.06%

14.  Type of reporting person*
          IN


                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Gregory Gennace

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          0 shares

8.   Shared Voting Power
          225,200 shares

9.   Sole Dispositive Power
          0 shares

10.  Shared Dispositive Power
          225,200 shares

11. Aggregate amount beneficially owned by each reporting person
          225,200 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          5.06%

14.  Type of reporting person*
          IN



                          SCHEDULE 13D

ITEM 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Daleco Resources Corporation (the "Company"). The Company's principal executive offices are located at 120 North Church Street, West Chester, Pennsylvania 19380.

ITEM 2.   Identity and Background.

          (a) This statement is filed by Terra Silex Holdings Ltd. Co. ("Terra Silex"), a Pennsylvania limited liability company, and the following individuals, who are all members of Terra Silex: Leon Prince, Alexander Maguire, Alfonso C. Knoll, and Gregory Gennace (collectively, with Terra Silex, the "Reporting Persons").

          (b)  Terra Silex Holdings Ltd. Co.
               930 Greenville Road
               Denver, Pennsylvania  17517

               Leon Prince
               1 Saylor Court
               Pottstown, Pennsylvania  19464

               Alexander Maguire
               1 Tower Bridge
               100 Front Street, Suite 560
               West Conshohocken, Pennsylvania  19428

               Alfonso C. Knoll
               930 Greenville Road
               Denver, Pennsylvania  17517

               Gregory Gennace
               1509F Highpoint Drive
               Harrisburg, Pennsylvania  17110

          (c) Terra Silex Corporation was organized and its principal business is to acquire the Common Stock

               Mr. Prince is principally engaged in managing his own investments. His principal business address is 1 Saylor Court, Pottstown, Pennsylvania 19464.

               Mr. Maguire is employed by Dearden, Maguire and Weaver as a money manager. His principal business address is 1 Tower Bridge, 100 Front
               Street, Suite 560, West Conshohocken,
               Pennsylvania 19428.

               Mr. Knoll is a registered representative employed by First Union Securities, Inc. His principal business address is 1250 Broadcasting Road, Wyomissing 19610.

               Mr. Gennace is a full-time law student. His principal address is 1509F Highpoint Drive, Harrisburg, Pennsylvania 17110.

          (d) During the past five years, no Reporting Person has been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Terra Silex is a Pennsylvania limited liability company.

               Messrs. Prince, Maguire, Knoll and Gennace are citizens of the United States.

ITEM 3.   Source and Amount of Fund or Other Consideration.

          The source of funds used and proposed to be used by Terra Silex in making purchases of shares of Common Stock to which this Schedule 13D relates, has been and will be from capital contributions made by its members. Shares of Common Stock reported in this Schedule 13D as owned by individual members of Terra Silex were purchased with the personal funds of such members.

ITEM 4.   Purpose of the Transaction.

          The Common Stock heretofore acquired by the Reporting
          Persons was and is presently intended to be acquired in order to establish a substantial investment position in the Company.

          On July 25, 2001 the Company publicly announced the signing of a non-binding letter of intent (the "Letter of Intent") with Terra Silex providing for the purchase by Terra Silex of 2,285,714 shares of the Company's common stock for an aggregate purchase price of $4,000,000. Under the terms of the Letter of Intent (i) two representatives of Terra Silex would be elected to the Board of Directors of the Company,
          (ii) Terra Silex would receive certain dilution protection in the form of stock purchase warrants and
          (iii) Terra Silex would receive a 3% commission on contracts for the sale or lease of the Company's products or services obtained through the efforts of Terra Silex. The Letter of Intent provided for the parties to work in good faith to sign a definitive stock purchase agreement on or before August 31, 2001. As of the date of this Schedule 13D, no definitive stock purchase agreement has been signed by the parties. The Reporting Persons intend to continue to discuss the negotiation and execution of a definitive stock purchase agreement with the Company. There can be no assurance, however, that a definitive stock purchase agreement will be executed or, if executed, on what terms and conditions.

          Terra Silex may make additional purchases of Common Stock (or Common Stock equivalent) either in the open market or in private transactions, depending on Terra Silex's evaluation of the Company's business, prospects and financial condition, the market for the Company's securities, general economic conditions and other factors. Depending on these and other factors, Terra Silex may also dispose of all or part of their investment at any time, subject to securities laws considerations.

          Except as described above, at the present time, the Reporting Persons have no plans that would relate to any transaction change or event specified in clauses (a)-(j) of Schedule 13D. The Reporting Persons may, however, change their investment intent and/or propose one or more transactions to the Company's Board. In the event of a material change in its intent, the Reporting Persons will file an amendment to this Schedule 13D to reflect such changed intent.

Item 5.   Interest in Securities of the Issuer.

          (a)  The Reporting Persons may be deemed the
               beneficial owner, in the aggregate, of 225,200 shares of Common Stock. Based on 4,452,574 shares of Common Stock outstanding on August 31, 2001, Terra Silex owns approximately 5.06% of the shares of Common Stock outstanding as of such date. Leon Prince, a member of Terra Silex, owns 15,000 shares of Common Stock in his individual capacity, which constituted .34% of the shares of Common Stock outstanding on August 31, 2001. Alfonso C. Knoll, a member of Terra Silex, owns 200 shares of Common Stock in his individual capacity, which constituted less than 1% of the shares of Common Stock outstanding on August
               31, 2001.

          (b) Terra Silex has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock that it owns. Terra Silex may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of any shares of Common Stock owned by Messrs. Prince and Knoll. Messrs. Prince and Knoll each have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock owned by them. Messrs. Prince, Maguire, Knoll and Gennace may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of any shares of Common Stock owned by Terra Silex.

          (c) The following table sets forth transactions by the Reporting Persons in the Common Stock over the prior sixty days:

                               Number                    Total
                                 of                      Price
 Date                          Shares      Price          Per
Acquired   Purchaser          Acquired   Per Share     Purchase

08-09-01   Terra Silex           6,000     $1.15     $  6,900.00
08-10-01   Terra Silex         194,000      1.19      230,800.00
08-13-01   Terra Silex          10,000      1.31       13,100.00

          (d) No person other than the owner of shares of Common Stock reported in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of such Common Stock.

          (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          As described in Item 4, Terra Silex and the Company are parties to the Letter of Intent, a copy of which is attached to this Schedule 13D as Appendix A. The description of the Letter of Intent in this
          Schedule 13D is qualified in its entirety by reference to the Letter of Intent, which is set forth on Appendix A.

ITEM 7.   Material to be File as Exhibits

          The Letter of Intent is attached hereto as Appendix A.



                            Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 4, 2001           TERRA SILEX HOLDINGS LTD. CO.


                           By /s/Alfonso C. Knoll
                                 Alfonso C. Knoll
                                 Manager


                           /s/Leon Prince
                                 Leon Prince


                           /s/Alexander Maguire
                                 Alexander Maguire


                           /s/Alfonso C. Knoll
                                 Alfonso C. Knoll


                           /s/Gregory Gennace
                                 Gregory Gennace



                           Appendix A

                  Securities Purchase Agreement

              Letter of Terra Silex Holdings, LLC.
                          July 23, 2001



Gary Novinskie
President
Daleco Resources, Inc.
West Chester, PA  19380

Dear Gary,

     This letter, when accepted by you, will set forth the intent of the parties as to general terms upon which Terra Silex
Holdings LLC. ("Terra Silex") will acquire up to 30% of the Common Stock of Daleco Resources Inc. ("Daleco") ("Common
Stock").

     1. At the closing of the sale ("Closing"), Daleco will receive in immediately available funds (a) not less than $4,000,000 or such greater amount as necessary so that Terra Silex will own, immediately after Closing, 30% of the issued and outstanding Common Stock. The Common Stock will be purchased at the price of $1.75 per share.;

     2.  At the Closing, Terra Silex would receive:

         (a)  2,285,714 shares of Daleco common stock;

         (b)  2 seats on the board of directors of Daleco;

         (c) "Dilution Protection" in the form of warrants at an exercise price equal to $2 per share. Said "Dilution Protection" shall be limited to the conversion and/or execution of all outstanding preferred shares, options and warrants existing as of the date of this Letter of Intent and expressly excludes any subsequent transaction(s); and,

         (d) A 3% commission on any contract executed by Daleco for the sale and/or lease of products and services obtained by and through the direct efforts of Terra Silex, but not otherwise. Said commission to be directly applied to the potential execution of any warrants issued to Terra Silex as part of the "Dilution Protection".

     3. Daleco will provided a "discussion draft" of the Stock Purchase Agreement by August 3, 2001. The Stock Purchase Agreement will provide for normal representations and warranties associated with this type of equity transaction. The parties will work in good faith to sign a definitive Stock Purchase Agreement on or before August 31, 2001 ("Closing Date").

     4. Each party shall bear its own legal, investment banking, and other expenses in connection with the negotiation, documentation, and closing of the stock acquisition, whether or not the closing occurs. No party has engaged any broker or finder in connection with the acquisition.

The parties agree that this letter is merely an expression of intent and neither party is under any legal obligation to the other (and no third party shall have any right) until a definitive Purchase Agreement is executed

     If the foregoing is in accordance with your understanding, please execute and return the enclosed copy of this letter.

                              Very truly yours,



                              Managing Partner,
                              Terra Silex LLC.


Agreed to this day of July, 2001
Daleco Ressources Corporation

By________________________
  President